July 29, 2020

Geoff Kruczek

Jay Ingram

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

Washington, DC 20549

Re: Alpine 4 Technologies Ltd.

Registration Statement on Form S-1 filed February 18, 2020

File No. 333-236474

Your letter dated February 28, 2020

Dear Mr. Kruczek and Mr. Ingram:

This letter is written on behalf of Alpine 4 Technologies Ltd., a Delaware corporation (the “Company”) in response to your letter dated February 28, 2020, relating to the registration statement on Form S-1 referenced above (the “Registration Statement”), and responds to the comments in your letter.

The Company has filed today an amendment to the Registration Statement (“Amendment No. 1”) to respond to the Staff’s comments and to provide additional information, including audited financial statements and notes for the year ended December 31, 2019, reviewed financial statements and notes for the quarter ended March 31, 2020, and updated references to the Company’s financial statements, Management’s Discussion and Analysis, and other updates.

Additionally, for your convenience, the Company has reproduced the comments from the Staff in the order provided followed by the Company’s corresponding response.  All references in the Company’s responses to pages and captioned sections in the Registration Statement are to Amendment No. 1.  Capitalized terms used in this letter and not otherwise defined herein have the meanings ascribed to them in Amendment No. 1.

Registration Statement on Form S-1 filed February 18, 2020

General

1. We note your acquisitions of Excel Fabrication, LLC, Morris Sheet Metal Corp, and American Precision Fabricators. Please tell us how you considered the guidance in Rules 8-04 and 8-05 of Regulation S-X in assessing whether audited financial statements of these acquired businesses and the related pro forma financial statements reflecting these acquisitions should be included in this filing pursuant to Item 11 and provide your supporting calculations. Alternatively, revise the filing to include the required information.

Response to Comment No. 1

On July 14, 2020, the Company’s management and professional service providers participated in a conference call with the SEC Staff and with personnel from the Corporation Finance Office of Chief Accountant.  As discussed with the SEC Staff and OCA personnel in that conference call, the Company has provided the information requested in response to this comment with respect to Morris Sheet Metal Corp (“Morris”) and American Precision Fabricators (“APF”).

With respect to the acquisition of Excel Fabrication, LLC (“Excel”), the Company evaluated the conditions required by Rule 8-04(b), comparing (1) the Company’s investment in Excel to the total consolidated assets of the Company as of December 31, 2019; (2) the Company’s proportionate share of the total assets of Excel to the consolidated assets of the Company as of December 31, 2019; and (3) the Company’s equity in the income (or loss) from continuing operations before income taxes of Excel exclusive of amounts attributable to any noncontrolling interests to such consolidated income (or loss) of the Company for the year ended December 31, 2019.  The Company’s significant subsidiary test results are shown below.

	Net loss		Total
	for the		Assets
	Year Ended	Total	as of
	12/31/2019	Investment	12/31/2019
Alpine 4	$2,497,518	$36,016,760	$36,016,760
Excel	$260,043	$5,500,000	$1,014,995
Percentage	10%	15%	3%
Significant	No	No	No

Because none of the tests is greater than 20%, pursuant to Rule 8-04(c)(1), financial statements for Excel were not required to be filed.

Additionally, pursuant to Rule 8-05, because the financial statements of Excel were not required to be presented, no pro forma financial information was required.

2.In a related matter, tell us how you have complied with the requirements of Items 2.01 and 9.01 of Form 8-K as they relate to your acquisitions of Excel Fabrication, LLC, Morris Sheet Metal Corp, and American Precision Fabricators.

Response to Comment No. 2

As noted above, and as discussed with the SEC Staff and OCA personnel on the July 14, 2020, conference call, the Company has provided the information requested in response to this comment with respect to Morris Sheet Metal Corp (“Morris”) and American Precision Fabricators (“APF”).

With respect to the acquisition of Excel, based on the Company’s significant subsidiary test results shown above, the Company determined that the amount paid for the assets upon such acquisition did not exceed 10% of the total assets of the Company and its consolidated subsidiaries. As such, pursuant to Instruction 4(i) to Item 2.01 of Form 8-K, the Company determined that the acquisition of Excel did not involve a significant amount of assets, and as such financial statements were not required. Additionally, based on the language of Rule 8-04(c)(1) that financial statements were not required, the Company determined that pursuant to the language of Item 9.01(a)(1) of Form 8-K, no financial statements were required to be filed in the 8-K or an amendment thereto.

The Company’s management did, however, determine that the Excel transaction, including the transaction documents and the terms of the acquisition, were sufficiently material to warrant the filing of a Current Report on Form 8-K relating to the acquisition of Excel.  The Company’s financial statements for the quarter ended March 31, 2020, which have been included in Amendment No. 1, include information relating to the acquisition of Excel.

Conclusion

Please contact the undersigned, or Park Lloyd, Company counsel (801-328-3600 or by email at plloyd@kmclaw.com) if you have any questions or need additional information. Thank you for your assistance with this filing.

Respectfully submitted,

ALPINE 4 TECHNOLOGIES, LTD.

/s/ Kent B. Wilson

Kent B. Wilson

CEO / President